Exhibit 1

Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (800) 557-4699 (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD ANNOUNCES THIRD QUARTER 2005
RESULTS
(All dollar amounts in U.S. currency)
October 25, 2005
Meridian Gold Inc. (“Meridian Gold” or the “Company”) (TSX:MNG)(NYSE:MDG) is pleased to announce results for the quarter ended September 30, 2005. Meridian Gold continues its commitment to organic growth through exploration, with a focus on returns and a dedication to responsible mining which are reflected in the third quarter highlights as follows:
HIGHLIGHTS:
Financial and Operations
•	Net earnings of $9.0 million, or $0.09 per share

•	Operating cash flow of $17.1 million

•	Gold production of 75,400 ounces at a net cash cost of $44 per ounce of gold

•	Average unhedged gold prices of $441 per ounce and consistent operating performance have increased cash and short-term investment balances to $265.2 million (including restricted cash) while remaining debt free
Exploration
•	At El Peñón West, the Fortuna vein is estimated to contain a measured and indicated resource of 189,000 ounces of gold and 10.2 million ounces of silver and an additional inferred resource of 36,000 ounces of gold and 2.2 million ounces of silver based on drill results through July 31, 2005

•	Exploration drilling of the Fortuna structure has identified additional mineral intercepts over a 1.7 kilometer strike length which, based on the current geologic model, has the possibility to extend up to 2.4 kilometers

•	Drill testing of the newly discovered Dominador vein that parallels and is located 600 meters west of Fortuna has outlined high-grade near-surface gold and silver values and remains open along strike

•	The Providencia vein, situated between the Quebrada Colorada and Dorada veins, has been extended 1.1 kilometers in strike length and remains open along strike and at depth

•	A new north-south tunnel is being developed to complete infill drilling and deep exploration drilling on the southern part of Dorada and on the Providencia structure

•	The Dorada access tunnel from Quebrada Colorada passed through the Dorada vein at 730,2950N and averaged 9.1 grams/tonne of gold and 478 grams/tonne of silver over 3.8 meters
Environmental and Safety
•	El Peñón received the annual Benjamin Teplizky Lijavetzky Award in Chile for excellence in safety, environmental practices and community involvement. Meridian Gold is the first mid-tier gold mining company to achieve this award

•	Meridian Gold received recognition from SERNATUR (the Chilean government agency for developing tourism) for support of El Tatio and La Portada national landmarks

•	El Peñón received the John T. Ryan Honorable Mention Award sponsored by the Canadian Mining Institute and the Chilean Mining Engineers Institute
Exploration Report
El Peñón
Surface exploration activities at El Peñón focused on infill and exploration drilling in three newly discovered vein systems and testing newly developed targets within the El Peñón claim block utilizing drill fence technique. Three reverse circulation (RC) and one multipurpose (RC/DDH) drill rigs completed 46,530 meters of drill testing in 190 holes during the quarter, with 107,842 meters in 526 holes completed year-to-date.
1.	Fortuna: During the quarter, an interim resource estimate was developed for this zone. Meridian Gold estimates Fortuna to contain a measured and indicated resource of 509,000 tonnes at 11.5 grams/tonne of gold and 624 grams/tonne of silver, resulting in 189,000 ounces of gold and 10.2 ounces of silver. In addition, Fortuna includes an inferred resource estimate of 133,500 tonnes at 8.5 grams/tonne of gold and 506 grams/tonne of silver resulting in 36,000 ounces of gold and 2.2 million ounces of silver. Additional infill drilling was completed after the resource calculation and will be used to update the resource in the Company’s year-end 2005 press release. The Fortuna vein forms sub-vertical moderate to steeply plunging high-grade ore shoots that trend north-northwest hosted by volcanic tuff and flows similar in age to those found at El Peñón mine site. The third quarter results including infill drilling are reflected on the Fortuna long-section which can be located on the Company’s website. The significant Fortuna drill results not previously released are shown below:
FORTUNA SIGNIFICANT DRILL RESULTS

							Gold Equivalent
Hole	Northing	From (m)	To (m)	Intercept* (m)	Gold g/t*	Silver g/t*	g/t*
DT204	7299880	171	172	1	6.2	333	11.32
DT207	7299311	157	159	2	7.5	1109	24.51
DT207	7299311	166	167	1	3.2	438	9.92
DT208	7299311	209	211	2	20.1	1143	37.68
DT209	7299371	141	143	2	2.2	304	6.87
DT211	7299826	220	221	1	45.0	995	60.28
DT211	7299826	223	226	3	5.7	166	8.22
DT213	7299821	119	120	1	8.0	984	23.07
DT214	7299519	210	212	2	1.8	203	4.91
DT218	7299520	69	70	1	32.5	3930	92.87
DT220	7299725	46	47	1	6.7	730	17.93
DT223	7299581	76	78	2	8.5	583	17.44

							Gold Equivalent
Hole	Northing	From (m)	To (m)	Intercept* (m)	Gold g/t*	Silver g/t*	g/t*
DT224	7299521	34	36	2	4.7	535	12.87
DT226C	7299184	142	146	4	8.9	707	19.74
DT227	7299670	260	262	2	78.0	124	79.88
DT228	7300030	108	111	3	3.5	513	11.42
DT231	7299971	216	217	1	31.5	3180	80.35
DT231	7299971	272	273	1	11.5	138	13.57
DT233	7300091	216	217	1	13.3	1155	30.99
DT234	7299728	79	80	1	19.7	5740	107.82
DT237C	7299548	125	126	1	125.9	9315	268.97
DT248	7299764	185	186	1	17.0	607	26.27
DT250	7299970	62	63	1	15.8	41	16.43
DT252	7300271	46	48	2	6.1	206	9.27
DT253	7300331	107	109	2	3.1	439	9.81
DT253	7300331	116	117	1	3.8	451	10.69
DT254	7300390	126	127	1	10.1	575	18.93
DT256	7300450	243	244	1	8.1	662	18.22
DT270	7299340	161	163	2	2.9	885	16.49
DT271	7299310	216	217	1	17.3	789	29.42
DT272	7299260	150	158	8	19.6	2916	64.42
DT275	7299517	164	165	1	19.1	1150	36.77
DT276	7299222	144	146	2	1.9	194	4.84
DT277	7299579	90	93	3	43.5	4840	117.85
DT279	7299579	119	121	2	37.9	2637	78.38
DT280	7299151	150	152	2	4.8	80	6.01
DT282	7299130	135	137	2	10.4	344	15.66
DT285	7299639	200	201	1	9.4	630	19.12
DT286	7298911	102	103	1	21.5	441	28.27
DT288	7298911	124	127	3	8.0	783	20.06
DT289	7298971	45	46	1	8.1	30	8.55
DT292	7299671	144	147	3	22.0	849	35.04
DT293	7298970	140	154	14	24.2	1440	46.31
DT296	7299790	91	92	1	16.7	1250	35.90

*	Intercept widths do not reflect true widths, all measurements in meters, all assays in grams per tonne and uncut. Gold equivalent calculated using 65 to 1 Ag to Au ratio.
2.	Dominador: The Dominador structure is a new vein which has been discovered 600 meters west of Fortuna and has yielded encouraging results. The Dominador vein trends north, steeply dips west and can be traced along 500 meters of drill intercepts. The vein is located close to the surface and is at least 100 meters in vertical depth. The significant Dominador drill results not previously released are shown below:
DOMINADOR SIGNIFICANT DRILL RESULTS

							Gold Equivalent
Hole	Northing	From (m)	To (m)	Intercept* (m)	Gold g/t*	Silver g/t*	g/t*
DT107	7299040	158	161	3	57.8	3132	105.91
DT122	7298860	164	166	2	3.8	376	9.61
DT094	7299090	153	156	3	12.4	952	26.98
DT092	7299090	118	120	2	3.4	108	5.01
DT098	7299220	87	89	2	9.2	327	14.18
DT033	7299150	82	88	6	8.1	366	13.69
DT263	7299221	38	41	3	39.4	453	46.34
DT265	7299341	59	61	2	50.5	166	53.00

*	Intercept widths do not reflect true widths, all measurements in meters, all assays in grams per tonne and uncut. Gold equivalent calculated using 65 to 1 Ag to Au ratio.

3.	Providencia: Located in between the Quebrada Colorada and Dorada veins, the Providencia vein has been extended to over 1.1 kilometers along strike length and over 250 meters down dip through RC and DDH drill testing, with still much of the vein remaining open at depth and along strike. On-going 3-D modeling of the mineral system has identified one main structure that trends north-northwest and dips steeply to the east. Significant mineral intercepts are located in a parallel footwall and hanging wall veins both adjacent to the main structure. Significant Providencia assay results not previously released are presented in the following table:
PROVIDENCIA SIGNIFICANT DRILL RESULTS

							Gold Equivalent
Hole	Northing	From (m)	To (m)	Intercept* (m)	Gold g/t*	Silver g/t*	g/t*
PV071	7301620	192	194	2	4.6	279	8.83
PV074	7301621.4	406	408	2	3.7	261	7.67
PV076	7301559.4	419	422	3	6.3	393	12.36
PV077	7301440.5	421	426	5	16.8	1215	35.47
PV078	7301499.6	340	350	10	3.5	202	6.63
PV079	7301676.6	431	433	2	33.1	1960	63.16
PV082	7302039.7	147	148	1	6.1	68	7.14
PV083	7302101.7	151	152	1	8.5	202	11.57
PV084	7301558.8	254	260	6	2.7	218	6.01
PV084C	7301558.8	280	286	6	14.1	576	22.92
PV085	7302219.9	352	354	2	5.2	257	9.11
PV086C	7301678.6	261	268	7	27.8	1837	56.00
PV087	7302162.1	264	265	1	15.7	625	25.25
PV091	7302097.8	306	309	3	9.5	353	14.92
PV093	7301500.4	409	421	12	67.2	5177	146.71
PV096	7301378.9	217	219	2	3.4	133	5.46
PV097	7301373.8	240	244	4	8.0	571	16.72
PV099	7301439.8	259	262	3	3.2	234	6.77
PV101	7301440.7	371	377	6	2.5	288	6.95
PV103	7301915.9	269	273	5	4.4	255	8.29
PV104	7301373.1	323	334	11	6.5	313	11.27
PV105	7301379.8	442	444	2	11.2	666	21.41
PV106	7301410	211	214	3	2.0	206	5.14
PV107	7301312	386	388	2	4.0	429	10.58
PV108	7301260.7	433	439	6	7.3	624	16.84
PV111	7301081.2	463	465	2	4.4	214	7.68
PV114	7301410.4	241	245	4	1.8	197	4.77
PV115	7301409.6	294	304	10	3.6	188	6.50
PV116	7301409.9	445	449	4	8.0	626	17.66
PV120	7301408	434	435	1	10.7	667	20.95
PV121	7301407.9	327	337	10	7.5	184	10.29

*	Intercept widths do not reflect true widths, all measurements in meters, all assays in grams per tonne and uncut. Gold equivalent calculated using 65 to 1 Ag to Au ratio.

Darcy Marud, Meridian Gold’s Vice President of Exploration commented, “I am proud of the exploration teams who have discovered the Fortuna and Dominador vein systems which define a new and under-explored trend of mineralization. This new trend appears to be of similar age and mineralization style to El Peñón and provides an excellent opportunity to discover new deposits that will expand the boundaries of the El Peñón mineral district.”
Other Exploration
Meridian Gold continues to evaluate exploration opportunities throughout the Americas. During the quarter, exploration activities continued on properties in Chile, Peru, Nicaragua and Mexico.
•	Alhue, Chile

In Chile, underground development and drilling commenced on the Alhue project in which Meridian Gold has a right to acquire a 100% interest for US $100 million. Currently, four underground core drill rigs are on site and a fifth underground core drill rig will be added shortly. Drilling is ongoing to confirm and expand current reserves and resources.

•	Mercedes, Mexico

At the 100% owned Mercedes project in Sonora, Mexico, a 3,400 meter core and reverse circulation drill program was completed and drill-hole results are expected early in the fourth quarter of 2005.

•	Rossi, Nevada

The known mineralization at Rossi is contained in three zones: the 49er zone, the End zone, and the Discovery zone. Over the past two years, infill drilling on the 49er zone was completed. Infill drilling of the End zone is on-going; there are indications that mineralization is of slightly less thickness but higher grade than was expected from the surface drilling.

Infill drilling of the Discovery zone has commenced with assays from three drill holes showing early indications of greater thicknesses and potentially higher grades than were expected from the surface drilling. Drilling is planned to continue on this zone until February, when a new resource estimate will commence. This resource will then be incorporated into the ongoing feasibility study being completed by Barrick Gold.

•	Winnemucca Mountain, Nevada

Meridian Gold has signed a Letter of Intent with Evolving Gold Corporation to earn a 70% interest in the Winnemucca Mountain gold project located near the northern end of the Battle Mountain-Eureka gold trend in Humboldt County, Nevada. Drilling at this location is expected to commence in the second quarter of 2006.
Qualified Person

William H. Wulftange, P. Geo., Chief Geologist at the El Peñón mine, has supervised the preparation of the technical data contained within this release and serves as the “Qualified Person” as defined by National Instrument 43-101. See Qualifying Statement at the end of the Management’s Discussion and Analysis.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion is limited to matters that, in the opinion of management of Meridian Gold, are material, and represents management’s knowledge through the date of this press release, October 25, 2005.
OPERATIONS
El Peñón
During the third quarter of 2005, El Peñón continued to deliver low-cost, profitable results that fuel the cash flow of Meridian Gold. The mine produced 75,400 ounces of gold and 1.4 million ounces of silver at a net cash cost of $44 per gold ounce versus 79,700 ounces of gold and 1.3 million ounces of silver at a net cash cost of $47 per gold ounce during the third quarter of 2004. Total net production costs including depreciation, depletion and amortization were $91 per gold ounce for the quarter, compared to $107 per gold ounce in the third quarter of 2004.
Production from the underground mine continues to increase to a rate of 4,550 tonnes per day including ore, development and non-mineralized material, an increase of 29% compared to the third quarter of 2004, which produced an average of 3,520 tonnes per day. We continue to focus on development of the underground mine to improve mine flexibility to support the milling rate.
The underground mine produced 189,900 tonnes of ore at average grades of 13.5 grams/tonne of gold and 240 grams/tonne of silver during the third quarter of 2005. Open pit operations produced 33,200 tonnes of ore at average gold and silver grades of 4.9 grams/tonne and 59 grams/tonne, respectively, during the quarter, which completed production from the open pits.
During the quarter, the access tunnel from Cerro Martillo reached the Dorada structure. The decline from Quebrada Colorada is on schedule to intercept the tunnel from Cerro Martillo early in the fourth quarter. The access to the Dorada vein from the Cerro Martillo decline at the 1686 meter level was completed and drifting on the vein commenced during July of 2005. To date, nearly 15,000 tonnes have been mined with grades averaging over 16 grams/tonne of gold and 650 grams/tonne of silver, confirming early results as to the potential of this new mine.
Mill throughput at El Peñón increased 5% third quarter of 2005 over third quarter of 2004, to 2,397 tonnes per day. Average gold mill head grades decreased during the quarter to 11.0 grams/tonne versus 12.2 grams/tonne in the third quarter of 2004 and average silver mill head grades increased to 210 grams/tonne from 208 grams/tonne in the third quarter of 2004. Capital improvements in the processing facility are currently underway and on schedule to sustain and possibly increase these milling rates.
FINANCIAL RESULTS
Third quarter 2005 vs. Third quarter 2004
Net earnings for the three months ended September 30, 2005 were $9.0 million ($0.09 per share) compared to net earnings of $9.6 million ($0.10 per share) for the third quarter of 2004.
Sales revenue of $32.1 million decreased $0.8 million, or 2%, over the third quarter of 2004 due to lower gold ounces sold offset by higher realized gold prices. The average realized gold price increased 9% to $441 per ounce in the third quarter of 2005 from $406 per ounce in the third quarter of 2004. The gold ounces sold decreased by 10% to 74,000 ounces in the third quarter of 2005 compared to the same period in 2004. The decrease in ounces produced and sold was due to an expected 10% decrease in the gold grade from 12.2 grams/tonne of gold in the third quarter of 2004 to 11.0 grams/tonne of gold in the same period of 2005, partially offset by an increase in throughput level.
Cost of sales, which does not include depreciation, depletion or amortization, in the third quarter of 2005 of $3.4 million decreased $0.8 million (19%) compared to cost of sales in the third quarter of 2004 of $4.2 million. Cost of sales includes a silver by-product credit of $9.6 million in the third quarter of 2005, as revenue from silver sales is applied as a credit to costs, compared to a silver by-product credit of $7.5 million in the third quarter of 2004. The change in silver credits from the third quarter of 2004 to the same period of 2005 is due to a 25% increase in realized silver prices ($7.07 per ounce in the third quarter of 2005 compared to $5.65 per ounce of silver for the same period in 2004) coupled with an increase of 30,000 (2%) silver ounces sold. The additional change in cost of sales from the third quarter of 2005 compared to the same period in 2004 is primarily due to an increase in tonnes mined and processed coupled with an increase in prices of commodities and reagents used in the plant and increases in labor cost due to the strengthening of the Chilean Peso against the U.S. dollar.
Exploration expense in the third quarter of 2005 of $6.2 million was in line with exploration expense in the third quarter of 2004 of $6.3 million, because of the level of exploration activities in Chile and Nicaragua.
Tax expense in the third quarter of 2005 was $8.3 million or an effective rate of 48% compared to $7.1 million or an effective tax rate of 43% in the third quarter of 2004. The increase in the effective tax rate is due to higher proportional costs incurred in tax jurisdictions where no tax benefit can be obtained from the spending. During the third quarter of 2005, the Company paid $3.7 million in cash taxes.
Net margins in the third quarter of 2005 were 28% compared to net margins in the third quarter of 2004 of 29%, primarily as a result of the increased effective tax rate.
First nine months of 2005 vs. First nine months of 2004

Net earnings for the nine months ended September 30, 2005 were $27.9 million ($0.28 per share) compared to net earnings of $29.1 million ($0.29 per share) for the same period of 2004.
Sales revenue of $96.2 million increased $1.9 million, or 2%, over the same period of 2004 due to higher realized gold prices offset in part by fewer gold ounces sold. The average realized gold price increased 7% to $432 per ounce in the first nine months of 2005 from $404 per ounce in the same period of 2004. The gold ounces sold decreased by 5% or 10,900 ounces to 226,500 ounces in the first nine months of 2005 compared to the same period in 2004. The decrease in ounces produced and sold was due to a 9% decrease in the gold grade from 12.4 grams/tonne of gold in the first nine months of 2004 to 11.3 grams/tonne of gold in the same period of 2005.
Cost of sales, which does not include depreciation, depletion or amortization, in the first nine months of 2005 of $10.8 million decreased by $0.8 million or 7% compared with the cost of sales in the same period of 2004. Cost of sales includes a silver by-product credit of $27.5 million in the first nine months of 2005 compared to a silver by-product credit of $20.5 million in the same period of 2004. The change in silver credits from the first nine months of 2004 compared to the same period of 2005 is due to a 24% increase in realized silver prices ($7.05 per ounce in the first nine months of 2005 compared to $5.68 for the same period in 2004) and a 281,000 ounce (8%) increase in silver ounces sold. The additional change in cost of sales for the first nine months of 2005 compared to the same period in 2004 is primarily due to an increase in tonnes mined and processed, coupled with an increase in prices of commodities and reagents used in the plant and increases in labor cost due to the strengthening of the Chilean Peso against the U.S. dollar. The Company produced gold at $46 net cash cost per gold ounce in the first nine months of 2005 compared to $48 per ounce in the same period of 2004.
Exploration expense in the first nine months of 2005 of $18.8 million was $3.9 million more than exploration expense in the same period of 2004 of $14.9 million, primarily because of the expansion of exploration activities in Chile and Nicaragua.
Tax expense in the first nine months of 2005 was $22.6 million or an effective rate of 45% compared to $21.1 million or an effective tax rate of 42% in the first nine months of 2004. The increase in the effective tax rate is due to higher proportional costs incurred in tax jurisdictions where no tax benefit can be obtained from the spending. During the first nine months of 2005, the Company paid $15.8 million in cash taxes.
Net margins in the first nine months of 2005 were 29% compared to net margins in the same period of 2004 of 31%, primarily as a result of increased exploration expenses and a higher effective tax rate.
LOOKING AHEAD
For 2005, the Company expects to produce approximately 300,000 ounces of gold from El Peñón at a net cash cost of approximately $50 per ounce.
As our development activities on the Esquel project have been interrupted and the delay in development activities approaches three years, we may be required to write-down the Esquel project assets because of accounting guidelines. These guidelines require that if there is a delay in development activity that extends beyond three years, there is a presumption that a write-down of capitalized costs, deferred development and pre-operating costs will be necessary. During 2003, Meridian Gold paused its permitting and development efforts following a non-binding referendum wherein the majority of the citizens of the City of Esquel voted not to support the development of an open pit mine. The Company has focused its efforts on identifying and addressing the community’s concerns. Activities have culminated in the development of a new underground mining plan and a re-engineered processing facility addressing the local concerns, which include social, environmental and technical aspects of the project. The eventual timing of the project cannot be determined at this time and may exceed the three-year window under applicable accounting guidelines. Therefore, the Company may be required to write-down these long-lived assets to their estimated fair value. The net carrying value of the Esquel mineral properties is approximately $350 million as of September 30, 2005. In spite of the accounting treatment mentioned above, the Company remains confident in the long-term economic, environmental and technical aspects of the Esquel project and is committed to building trust with the community of Esquel and Argentina, through Meridian Gold’s demonstrated history and current practice of responsible mining.
Liquidity
Cash balances, including restricted cash and short-term investments, increased to $265.2 million during the third quarter of 2005 due to strong cash flows fueled by consistent operating performance at El Peñón and higher gold prices. Working capital increased to $251.7 million at September 30, 2005 from $215.3 million at December 31, 2004, primarily due to the growth in cash and short-term investment balances.
Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities during the quarter was provided from operations and from existing cash reserves. Cash provided by operating activities, including changes in non-cash working capital and other operating amounts, was $17.1 million in the third quarter of 2005 compared to $18.2 million in the third quarter of 2004.
Capital Resources
Remaining capital expenditures for 2005 include approximately $8 million mainly for mine development and plant expansion at El Penon.
Exploration is the heart of Meridian Gold’s growth strategy and will continue to be an important focus throughout the year. The Company plans to spend approximately $23 million this year to fund these efforts. During the third quarter of 2005, the Company entered into an agreement to explore property situated in the Alhue District of Chile. Under the agreement, Meridian Gold will fund up to $5 million in exploration costs over 18 months in order to arrive at a purchase decision to acquire 100% of the outstanding capital stock of Minera Florida for $100 million in cash.
We believe that planned capital requirements will be funded by existing operating cash flows, current cash and investments. Should we decide to develop other exploration and development properties, additional capital may be required. If additional funds are necessary, management believes they may be borrowed from third parties or raised by issuing shares of the Company; however, no assurance can be given that such transactions will be available at terms and conditions acceptable to Meridian Gold, if at all.
Changes in Accounting Policies
Variable Interest Entities

Effective January 1, 2005, the Company adopted the new CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (AcG-15). The new guidance establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of AcG-15 did not result in any changes to the Company’s financial statements.
Cash Equivalents and Short-term Investments
Certain prior period amounts have been reclassified to conform to the current-period presentation, including the reclassification of auction rate securities (ARS) as short-term investments instead of cash and equivalents in accordance with guidance recently issued by the U.S. Securities and Exchange Commission. We reclassified $55.8 million of investments in ARS as of December 31, 2004 that were previously included in cash and equivalents to short-term investments. As a result of this reclassification, we have included purchases and sales of ARS in our statements of cash flows as a component of investing activities. These reclassifications had no impact on our results of operations or changes in shareholders’ equity.
Summary of Quarterly Results
(Unaudited and expressed in millions of US dollars, except per share data)

	2005			2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$32.1	$31.9	$32.2	$32.8	$32.9	$31.5	$29.9	$30.4
Net earnings(1)	9.0	9.1	9.8	7.5	9.6	9.7	9.8	10.3

Basic earnings per share (2)	$0.09	$0.09	$0.10	$0.08	$0.10	$0.10	$0.10	$0.10
Diluted earnings per share	0.09	0.09	0.10	0.07	0.10	0.10	0.10	0.10

(1)	Income before discontinued operations and extraordinary items is equal to net earnings

(2)	Quarterly amounts do not sum to full year amounts due to rounding
Outstanding Share Data
As of September 30, 2005 and at the date of this MD&A, there were 100,240,210 (December 31, 2004 - 99,629,827) common shares outstanding and there were 1,569,491 stock options outstanding issued to directors and employees with exercise prices ranging between US$2.25 and US$18.58 per share, of which 970,445 are currently exercisable, with expiry dates between May 2006 and July 2015.
Non-GAAP Measures
Meridian Gold has included measures in this document called “total cash costs”. Cash costs are determined according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes and royalties, net of silver by-product credits, but do not include capital, exploration, depreciation and financing costs. Total cash costs per ounce are total cash costs divided by gold ounces produced.

The Company believes that in addition to conventional measures, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), certain investors use this information to evaluate the Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.
(Unaudited and in millions of US dollars, except for Gold Production in Ounces and Cash Costs per Ounce)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Cost of sales	$3.4	$4.2	$10.8	$11.6
Other	(0.1)	(0.5)	(0.4)	(0.3)

Total net cash costs	3.3	3.7	10.4	11.3
Gold production in ounces from active properties	75,416	79,565	227,916	236,912

Total net cash costs per ounce	$44	$47	$46	$48

CAUTIONARY STATEMENT
Certain statements in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company’s Annual Information Form and other periodic filings. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of impairment of assets, risk of hedging strategies, competition, and dependence on key management personnel. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.
The Company’s filings with the securities regulatory authorities in Canada are available at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.
Qualified Statement
All drill samples sent for assay at El Peñón are subject to rigorous Quality Assurance and a Quality Control Program that conforms to NI 43-101 standards. Duplicate reverse circulation drill samples are collected at 2 or 1 meter intervals, depending on type of drill target. One sample is sent for assay, and the duplicate is stored on site for verification and/or metallurgical purposes. Round Robin verified blind standards are inserted into the sample stream along with barren, duplicate and unmineralized samples that test sample preparation procedures, accuracy and precision of results and check for sample contamination at the lab. All core or diamond drill samples are mechanically split with one half of the sample stored on site and the second half sent for assay utilizing the QA/QC procedures. ALS Chemex operates an on site sample preparation lab that is closely monitored by the El Peñón QA/QC Management. Sample pulps produced on site are sent to ALS Chemex in La Serena, Chile for analysis. All samples are assayed using standard Fire/AA procedures (AuAA22, AgAA45). Gold results greater than 5 ppm* are re-analyzed using a gravimetric finish** (Au-GRA22). Silver results greater than 100 ppm are re-analyzed using a complete acid digestion (Ag-AA62) with silver assays greater than 300 ppm being re-analyzed using a gravimetric finish** (Ag-GRA22). Any assay results that are not deemed statistically acceptable are not entered into the database.
*parts per million
**results reported in grams/tonne
3rd Quarter Conference Call

Meridian Gold is hosting a simultaneous live webcast of its conference call on Wednesday October 26, 2005, at 9:00 a.m. ET through Thomson/CCBN. If you would like to listen to our conference call on the web, go to the Company’s home page at www.meridiangold.com and click on the link under Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer and you will also be required to complete a registration page in order to log on to the webcast. For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available for one week following the call by dialing toll-free (888) 286-8010 or internationally (617) 801-6888 (passcode # 37298464). The webcast will be available for three months on Meridian Gold’s website.
For further information, please visit our website at www.meridiangold.com, or contact:

Kelsey L. Peters	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
E-mail: investorrelations@meridiangold.com

Meridian Gold Inc.
Operating Data
(Unaudited and dollar amounts expressed in U.S. currency)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004

El Peñón Mine
Gold production (ounces)	75,416	79,565	227,916	236,912
Silver production (ounces)	1,381,090	1,296,965	3,925,478	3,623,566
Tonnes ore mined (thousands)	223	199	693	577
Mill tonnes processed (thousands)	221	211	648	619
Avg. mill gold ore grade (grams/tonne)	11.0	12.2	11.3	12.4
Avg. mill silver ore grade (grams/tonne)	210	208	204	198
Mill gold recovery	97%	96%	97%	97%
Mill silver recovery	93%	92%	92%	92%
Net cash cost of production per gold ounce	$44	$47	$46	$48
Total net production cost per gold ounce	$91	$107	$97	$100
Beartrack Mine
Gold production — heap leach (ounces)	—	130	200	419
Company Totals
Ounces of gold produced	75,416	79,695	228,116	237,331
Ounces of gold sold	74,047	81,896	226,474	237,398
Ounces of silver sold	1,357,006	1,326,934	3,893,803	3,613,226
Avg. realized gold price per ounce	$441	$406	$432	$404
Avg. realized silver price per ounce	$7.07	$5.65	$7.05	$5.68
Net cash cost of production per gold ounce	$44	$47	$46	$48
Total net cost of production per gold ounce	$91	$107	$97	$100
Average realized gold prices are revenues divided by gold ounces sold.
Cash cost and total cost per gold ounce are net of silver by-product credits.

Capital Expenditures and Depreciation Detail - Q3 2005 (in millions of US$)	Capital expenditures	DD&A

El Peñón	$4.9	$3.6
Esquel	0.2	—
Rossi and other	0.4	0.1

Total	$5.5	$3.7

Operating Cost Detail - Q3 2005 ($/tonne ore)	Underground	Open pit	Process	G&A

El Peñón	$39.92	$23.02	$13.61	$8.62

Meridian Gold Inc.
Interim Consolidated Balance Sheets
(Unaudited and expressed in millions of US dollars)

	September 30	December 31
	2005	2004

Assets
Current assets
Cash and short-term investments	$251.3	$217.8
Restricted cash	13.9	13.9
Trade and other receivables	2.0	2.3
Inventory	6.9	5.4
Deferred taxes — current	0.6	0.4
Other current assets	1.9	2.1

Total current assets	276.6	241.9

Mineral property, plant and equipment, net	650.8	628.8
Deferred taxes — long-term	10.0	9.3
Other assets	7.0	12.1

Total assets	$944.4	$892.1

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable, trade and other	$9.6	$8.1
Accrued and other liabilities	15.3	18.5

Total current liabilities	24.9	26.6

Other long-term liabilities	50.9	42.3
Deferred taxes	192.9	188.3
Minority interest	1.0	1.0
Shareholders’ equity (note 6)	674.7	633.9

Total liabilities and shareholders’ equity	$944.4	$892.1

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Consolidated Statements of Operations
(Unaudited and expressed in millions of US dollars, except per share data)

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004

Revenue	$32.1	$32.9	$96.2	$94.3

Costs and expenses
Cost of sales	3.4	4.2	10.8	11.6
Depreciation, depletion and amortization	3.7	5.0	12.0	12.9
Exploration	6.2	6.3	18.8	14.9
Selling, general and administrative	3.1	2.6	8.8	7.7
Other	0.3	(0.2)	—	(0.3)

	16.7	17.9	50.4	46.8

Earnings before the following	15.4	15.0	45.8	47.5

Interest income	1.9	0.9	4.6	1.8
Gain (loss) on sale of assets	—	0.8	0.1	0.9

Earnings before taxes	17.3	16.7	50.5	50.2

Income tax	(8.3)	(7.1)	(22.6)	(21.1)

Net earnings	$9.0	$9.6	$27.9	$29.1

Earnings per share
Basic	$0.09	$0.10	$0.28	$0.29
Diluted	$0.09	$0.10	$0.28	$0.29

Weighted average shares outstanding (in millions)
Basic	100.2	99.3	99.9	99.2
Diluted	100.7	100.0	100.5	99.9
See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Statements of Retained Earnings
(Unaudited and expressed in millions of US dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004

Balance at beginning of period	$198.9	$162.9	$180.0	$144.3
Adjustment on adoption of new accounting standard for stock-based compensation	—	—	—	(0.9)
Net earnings	9.0	9.6	27.9	29.1

Balance at end of period	$207.9	$172.5	$207.9	$172.5

     See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Statements of Cash Flows
(Unaudited and expressed in millions of US dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004
		(Restated -		(Restated -
		note 2(c))		note 2(c))

Cash flow from operating activities
Net earnings	$9.0	$9.6	$27.9	$29.1
Non-cash items:
Provision for depreciation, depletion and amortization	3.7	5.0	12.0	12.9
Gain on sale of assets, net	—	(0.9)	—	(0.9)
Accretion of asset retirement obligations	0.1	0.1	0.3	0.3
Stock-based compensation	0.7	0.6	2.3	1.5
Provision for pension costs	0.1	0.1	0.2	0.2
Income taxes	4.0	3.1	11.8	9.7
Deferred revenue	—	(0.3)	—	(0.9)

Changes in non-cash working capital and other accounts:
Trade and other receivables	1.1	(2.2)	0.4	(1.3)
Inventory	(0.4)	0.7	(1.5)	1.1
Other current assets	(1.2)	1.0	(0.3)	3.5
Other assets	(1.2)	1.3	(1.5)	2.6
Accounts payable, trade and other	0.9	2.0	1.5	3.4
Accrued and other liabilities	1.6	1.3	(2.6)	(1.9)
Reclamation expenditures	(1.3)	(2.6)	(3.1)	(4.9)
Pension contributions	—	(0.6)	(0.6)	(0.6)

	17.1	18.2	46.8	53.8

Cash flow from (used in) investing activities
Capital expenditures	(5.5)	(4.8)	(23.3)	(12.6)
Proceeds from sale of assets	0.1	1.0	0.2	1.1
Short-term investments	(69.2)	8.2	(21.0)	40.6
Long-term investments	1.5	—	6.5	—

	(73.1)	4.4	(37.6)	29.1

Cash flow from financing activities
Proceeds from issuance of share capital	0.6	0.2	3.3	0.2

	0.6	0.2	3.3	0.2

Increase (decrease) in cash and cash equivalents	(55.4)	22.8	12.5	83.1
Cash and cash equivalents, beginning of period	115.2	107.3	47.3	47.0

Cash and cash equivalents, end of period	$59.8	$130.1	$59.8	$130.1

Cash and cash equivalents	$59.8	$130.1	$59.8	$130.1
Short-term investments	191.5	80.7	191.5	80.7

Cash and short-term investments	$251.3	$210.8	$251.3	$210.8

Cash paid for income taxes	$3.7	$1.5	$15.8	$10.2
Cash paid for interest	$—	$—	$—	$—
     See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
Three months and nine months ended September 30, 2005
1.	Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as disclosed in note 2. The accompanying unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004.

2.	Changes in Accounting Policies and Presentation

(a) Variable Interest Entities

Effective January 1, 2005, the Company adopted the new CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (AcG-15). The new guidance establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of AcG-15 did not result in any changes to the Company’s financial statements.

(b) Stock-based compensation

Effective January 1, 2002, the Company elected to use the settlement method of accounting for stock options granted to directors and employees under the Share Incentive Plan as allowed under the CICA standard for stock-based compensation. Effective January 1, 2004, the Company changed the method of application of its stock-based compensation accounting policy so as to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital, as required under the amendments to CICA handbook section 3870, Stock-based Compensation and Other Stock-based Payments. This change has been applied retroactively without restatement of prior periods. The effect of the change in the method of accounting for stock-based compensation has resulted in a decrease of $0.9 million in retained earnings and an increase of $0.9 million in additional paid-in capital as of January 1, 2004.

Restricted stock granted on or after January 1, 2000 and stock options granted to non-employees on or after January 1, 2002 under the Company’s stock option plan are accounted for under the fair value method.

(c) Cash equivalents and short-term investments

During the three months ended June 30, 2005, the Company retroactively reclassified its auction rate securities held from cash equivalents to short-term investments. Auction rate securities are variable rate bonds that have interest rate resets through a modified Dutch auction, at pre-determined short-term intervals, usually every 7, 28 or 35 days, although they may exceed 90 days. Auction rate securities are callable at par on any interest payment date at the option of the issuer. The Company historically classified these instruments as cash equivalents if the period between interest rate resets was 90 days or less, based on the Company’s ability to either liquidate its holdings or roll its investment over to the next reset period.

Based upon a re-evaluation of these securities, the Company has reclassified its auction rate securities, from cash equivalents to short-term investments for each of the periods presented in the accompanying consolidated balance sheets and consolidated statements of cash flows. Auction rate securities totaled $50.8 million at September 30, 2005, $38.0 million at June 30, 2005, $73.7 million December 31, 2004 and $80.7 million at September 30, 2004. At December 31, 2004, auction rates securities of $17.9 million were previously classified as short-term investments because the next auction dates for these securities were scheduled for more than 90 days into the future. Purchases of investments and sales of investments, included in the accompanying consolidated statements of cash flows, have been revised to reflect the purchase and sale of auction rate securities in cash flows from investing activities during each of the periods presented.

3.	Property Valuation

At each reporting period, the Company reviews the carrying value of its mineral properties in accordance with Canadian GAAP. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. For non-producing properties, the reviews are based on whether factors that may indicate the need for a write-down are present at each location. Additionally, the reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company used its best effort to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Based on this review, management determined an impairment write-down was not necessary as of September 30, 2005.

We evaluate each reporting period whether we may be required under accounting guidelines to impair the Esquel project assets. Meridian Gold’s development activities on the Esquel project have been interrupted and the delay in development activities is approaching three years. Canada’s accounting guideline 11: Enterprises in the Development Stage states, “... when there has been a delay in development activity that extends beyond three years, there is a presumption that a write-down of capitalized costs and deferred development and pre-operating costs is necessary. This presumption can be rebutted only by persuasive evidence to the contrary.“ The Company may be required to write-down the long-lived assets to their estimated fair value based on this accounting guideline. The net carrying value of the Esquel mineral properties as of September 30, 2005 is approximately $350 million. In spite of the accounting treatment, our management remains confident in the long-term economics, environmental and technical aspects of this project and is committed to building trust with the community of Esquel and Argentina, through Meridian Gold’s demonstrated history and current practice of responsible mining.

4.	Reclamation Liability

The continuity of the reclamation liability for the three months and nine months ended September 30 is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(in millions of US dollars)	2005	2004	2005	2004

Balance, beginning of period	$10.2	$16.4	$11.8	$18.5
Accretion	0.1	0.1	0.3	0.3
Expenditures	(1.3)	(2.6)	(3.1)	(4.9)

Balance, end of period	$9.0	$13.9	$9.0	$13.9

5.	Forward Contracts

To mitigate the risk associated with the gold and silver markets and to secure the loan with Standard Bank of London (which loan was subsequently repaid), the Company previously entered into gold and silver forward contracts. The Company closed out all of its gold forward contracts during 1999. However, under applicable accounting standards, the Company was required to defer recognition of the gains related to closing out these contracts in its financial statements until the original expiry date of the contracts, which period ended in 2004. During the three months and nine months ended September 30, 2004, the Company recognized $0.3 million and $0.9 million of the deferred revenue on expiring gold forward contracts.

At December 31, 2003, the Company had remaining forward sales commitments for 2,000,000 ounces of silver at an average price of $5.34 per ounce for delivery during 2004 associated with the former Standard Bank loan. In addition, in 2003, with the sharp rise in silver price, the Company entered into silver contracts for delivery during 2004. At December 31, 2003, the Company had remaining a commitment of 2,200,000 ounces of silver relating to these contracts at an average price of $5.05 per ounce for delivery during 2004. During the three months and nine months ended September 30, 2004, 0.9 million and 2.2 million ounces, respectively, of silver production were delivered against these contracts and the remaining contracts were delivered into or settled during 2004.

In the third quarter of 2005, the Company purchased European style put option contracts for 250,000 ounces of silver with a strike price of $7.00 and an expiration date of January 27, 2006. These puts guarantee the Company the right to sell the specified silver ounces for no less than the strike price on the expiration date. The option premium paid of $62,000 has been accounted as a prepaid expense and will be charged to operations over the contract period. Management believes the fair value of these puts at September 30, 2005 is not significantly different from their carrying cost.

As at December 31, 2004 and September 30, 2005, the Company is unhedged in gold.

6.	Share Capital

(a) Shareholders’ equity

	September 30,	December 31,
(in millions of US dollars)	2005	2004

Share capital	$390.4	$385.8

Additional paid-in capital	6.9	5.8

Retained earnings	207.9	180.0

Cumulative translation adjustment	69.5	62.3

Total shareholders’ equity	$674.7	$633.9

(b)	Outstanding share data

As of September 30, 2005 and October 25, 2005, there were 100,240,210 (December 31, 2004 - 99,629,827) common shares outstanding and there were 1,569,491 stock options outstanding issued to directors and employees with exercise prices ranging between US$2.25 and US$18.58 per option, of which 970,445 were exercisable with expiry dates between May 2008 and July 2015.

(c)	Stock options and restricted shares

The stock option activity for the three months and nine months ended September 30 are illustrated in the tables below:

	Three months ended September 30
	2005		2004
		Weighted		Weighted
		Average	Number of	Average
	Number of Options	Exercise Price	Options	Exercise Price

Stock options outstanding at beginning of period	1,506,517	$10.54	2,028,950	$7.81
Granted	172,300	18.21	213,937	13.04
Exercised	(72,326)	9.35	(168,393)	5.77
Expired and/or canceled	(37,000)	16.76	(3,800)	17.00

Stock options outstanding at end of period	1,569,491	$11.34	2,070,694	$8.50

	Nine months ended September 30
	2005		2004
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Stock options outstanding at beginning of period	1,932,151	$9.28	1,888,634	$7.54
Granted	249,800	17.26	373,137	12.21
Exercised	(545,359)	6.25	(170,393)	5.77
Expired and/or canceled	(67,101)	16.51	(20,684)	10.88

Stock options outstanding at end of period	1,569,491	$11.34	2,070,694	$8.50

Exercisable stock options	970,445	$9.23	1,481,639	$6.88

Stock options vest in equal annual amounts over 1 to 3 years and have terms of 10 years
The fair value of stock options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2005: dividend yield 0%, expected volatility of 56.3 percent, risk free interest rate of 3.6 percent, and expected lives of 5 years and with the following weighted average assumptions used for grants in 2004: dividend yield 0%, expected volatility of 59.3 percent, risk free interest rate of 3.5 percent, and expected lives of 5 years.

During the third quarter of 2005, 43,509 stock options were exercised that had a grant date after January 1, 2002, the effective date the Company was required to use the fair value method of accounting for stock options granted. Under CICA handbook section 3870, Stock-based Compensation and Other Stock-based Payments guidelines, the Company transferred $0.3 million in the third quarter of 2005 and $0.5 million for the first nine months of 2005 from additional paid-in capital to common stock for the amount previously recorded as additional paid-in capital for the fair value of this stock-based compensation.

In the third quarter of 2005, the Company awarded 39,325 restricted shares that had a grant date fair value of $18.21 per share. During the first nine months of 2005, the Company awarded 62,036 restricted shares that had a grant date fair value of $16.32 per share. In the third quarter of 2004 and for the nine months, the Company awarded 49,735 restricted shares that had a grant date fair value of $13.04 per share. Restricted shares issued to management vest one-third per year over 3 years, and restricted shares issued to non-executive directors are immediately vested and remain restricted until the board member retires or ceases to be a member of the Board.

7.	Employee future benefits

As a result of the amended recommendations of CICA handbook section 3461, Employee Future Benefits (“HB 3461”), the Company has included additional disclosures about pension plans and other employee future benefit plans for periods ending on or after June 30, 2004 in this note. The amendments do not change any recognition or measurement requirements currently in HB 3461. The total net defined benefit expense of the Company’s pension plan is $0.1 million for the three months and $0.2 million for the nine months ended September 30, 2005. During the first nine months of 2005, the Company contributed $0.6 million to the defined benefit pension plan.

8.	New Contractual Commitments

During the third quarter of 2005, the Company entered into an agreement to explore property situated in the Alhue District of Chile. Under the agreement, Meridian Gold will fund up to $5 million in exploration costs over 18 months in order to arrive at a purchase decision to acquire 100% of the outstanding capital stock of Minera Florida for $100 million in cash.